Exhibit 21

LIST OF SUBSIDIARIES

Name	Jurisdiction	Purpose
DigiPath Labs, Inc.	Nevada	Cannabis Testing
TNM News Corp.	Nevada	Cannabis News Media
GroSciences, Inc.	Colorado	Cannabis Financing and Management
DigiPath Corp.	Kansas	Digital Microscopy